May 13, 2005







Robert E. Hand, Esquire
General Counsel and Director of Public Affairs
Legal and Compliance Office for the Americas
The Bank of Tokyo-Mitsubishi Ltd.
1251 Avenue of the Americas
New York, New York 10020


Re:	Registration Statement on Form F-4
      Filed May 2, 2005
      File No. 333-123136



Dear Mr. Hand:

      	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary- pages 6-15
1. Please revise the section entitled "Conditions to the Merger," on page 11, to reflect the unilateral right to terminate as set forth in section 57 of the Integration Agreement.


Determination of UFJ Holdings` Board of Directors, page 70
2. As previously requested, the board should specifically note each analysis that does not support the fairness determination. The Net
Income (2006 Estimated-IBES) Contribution Analysis, the Net Income (2007 Estimated-IBES) Contribution Analysis, the Net Income (2006 Estimated-Company) Contribution Analysis, and the Net Income (2007 Estimated-Company) Contribution Analysis do not appear to support the recommendation.


Advice of UFJ Holdings` Financial Advisors- pages 72-80
3. Please revise this section as follows:
* disclose, on page 75, the amount of expenses paid to Merrill in this transaction and the aggregate paid during the past three fiscal years;
* disclose, on page 75, in US dollars the amount of investments and profits; and
* disclose, on page 79, the amount of expenses paid to JPMorgan during the past three fiscal years.


Exhibit 8.2
4. Please either refile the opinion the date you request effectiveness, or delete the language about not updating.

5. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Sharon M. Johnson at (202) 942-2961 or Joyce
A.
Sweeney at 202-942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan E. Gottlieb at (202) 942-2901 or me at (202) 942-1874
with
any other questions.


						Sincerely,



						Mark Webb
						Legal Branch Chief




cc	Mark S. Bergman, Esquire
	Tong Yu, Esquire
	Paul, Weiss, Rifkind, Wharton & Garrison LLP
	Fukoku Seimei Building, 2d Floor
      2-2 Uchisaiwaicho 2- chome
      Chiyoda-ku, Tokyo 100-0011, Japan




May 13, 2005      		Page 1 of 4